Exhibit 2.2

NEWS RELEASE

CONTACT: STEPHEN J. SMITH Vice President & Treasurer Investor Relations (606) 572-8684	FOR IMMEDIATE RELEASE August 25, 2000

BICCGENERAL COMPLETES DIVESTITURE

Exits Energy Cables in United Kingdom, Italy, Africa and Asia

HIGHLAND HEIGHTS, KENTUCKY, August 25, 2000 — General Cable Corporation, currently trading as BICCGeneral (NYSE: BGC), announced today that it has completed its transaction to divest certain of its Pan-European energy cables businesses to Pirelli Cavi e Sistemi spa (of Milan, Italy). Gross proceeds of $175.0 million were received as a down payment against the final purchase price which will be determined after post-closing adjustments. The proceeds were applied to reduce the Company’s indebtedness.

The sale of certain business units located in Africa and Asia are subject to additional regulatory approval and once completed will increase the initial payment by approximately $5 million. Completion is anticipated to occur in the third quarter.

“The Company’s financial flexibility for 2000 and beyond has improved as a result of the transaction, as the divestiture will immediately and substantially reduce our financial leverage,” stated Stephen Rabinowitz, Chairman and Chief Executive Officer of BICCGeneral. “We thank our employees for their creativity and dedication over the last fifteen months as we worked to reposition these businesses for a better future,” concluded Rabinowitz.

BICCGeneral (NYSE: BGC), headquartered in Highland Heights, Kentucky, is a leader in the development, design, manufacture, marketing and distribution of copper, aluminum and fiber optic wire and cable products for the communications, energy and electrical markets. The Company offers competitive strengths in such areas as breadth of product line, brand recognition, distribution and logistics, sales and service and operating efficiency. Communications wire and cable products transmit low-voltage signals for voice, data, video and control applications. Energy cables include low-, medium- and high-voltage power distribution and power transmission products. Electrical wire and cable products conduct electrical current for industrial, commercial and residential power and control applications. Visit our website at www.biccgeneral.com.

Statements in this press release, other than historical facts, are forward-looking statements including without limitation, statements regarding future financial results and performance, plans and objectives, capital expenditures and the Company’s or management’s beliefs, expectations or opinions. Actual results may differ from those statements as a result of factors, risks and uncertainties over which the Company has no control. Such factors include domestic and local country price competition, particularly in certain segments of the power cable, building wire and cordset markets, and other competitive pressure; general economic conditions, particularly in construction; the Company’s ability to increase manufacturing capacity and productivity; the Company’s ability to successfully integrate acquisitions and divestitures, the cost of raw materials, including copper; the impact of technological changes; the Company’s ability to achieve productivity improvements; and other factors which are discussed in the Company’s Report on Form 10-K filed with the Securities and Exchange Commission on March 30, 2000, as well as periodic reports filed with the Commission.

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Release No. 0312